Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 9 DATED AUGUST 12, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Volaris PSL Controlled Subsidiary - Port St. Lucie, FL

On August 6, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VerandaPSL MF-FL Owner, LLC (the “Volaris PSL Controlled Subsidiary”), in which we have the right to receive a preferred economic return for an initial purchase price of approximately $386,000, which is the initial stated value of our equity interest in a new investment round in the Volaris PSL Controlled Subsidiary (the “Volaris PSL Balanced eREIT II Initial Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Volaris PSL Controlled Subsidiary, for an initial purchase price of approximately $3,476,000 (the “Volaris PSL Interval Fund Initial Investment” and, together with the Volaris PSL Balanced eREIT II Initial Investment, the “Volaris PSL Initial Investment”).

We anticipate that we will fund an additional $386,000 towards the development of the Volaris PSL Property for a total investment of $772,000 (the “Volaris PSL Balanced eREIT II Investment”) and Fundrise Real Estate Interval Fund, LLC will fund an additional $3,477,000 for a total investment of $6,953,000 (the “Volaris PSL Interval Fund Investment” and, together with the Volaris PSL Balanced eREIT II Investment, the “Volaris PSL Investment”). The Volaris PSL Investment is expected to total $7,725,000. The Volaris PSL Controlled Subsidiary is expected to use the proceeds from the Volaris PSL Investment to construct a 300-unit multifamily property totaling approximately 266,000 square feet of rentable area located at SE Becker Rd, Port St. Lucie, FL 34984 (the “Volaris PSL Property”).

The Volaris Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Volaris PSL Investment (the “Volaris PSL Operative Agreements”), our consent is required for all major decisions regarding the Volaris PSL Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the Volaris PSL Investment, which will accrue until February 5, 2025 (the “Volaris PSL Redemption Date”). The Volaris PSL Controlled Subsidiary has the ability to extend the Volaris PSL Redemption Date with one 18-month extension, subject to certain conditions. The Volaris PSL Controlled Subsidiary may redeem the Volaris PSL Investment in whole or in part without penalty at any point during the term of the Volaris PSL Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Volaris PSL Investment.

Simultaneous with the closing of the Volaris PSL Initial Investment, senior financing was obtained through a $36,476,000 secured loan from First Horizon Bank (the “Volaris PSL Senior Loan”). The Volaris PSL Senior Loan features a 3.5-year term with full term interest only and a rate of LIBOR + 275 bps.

The Volaris PSL Property is located on an approximately 20-acre land plot. Upon development completion, the Volaris PSL Property is expected to contain nine, three-story wood-frame buildings with surface parking and detached garages. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include a package room, clubhouse with social areas, e-lounge, coffee bar, fitness center with yoga/spin room, grill area and fire pit, pool, clubhouse, dog park and pet spa/grooming area, and detached garage parking.